Exhibit: 99.4

RNS Number : 2509R

Unilever PLC

03 November 2021

Unilever PLC

Voting Rights and Capital Update

The following notification is made in accordance with the UK Financial Conduct Authority’s Disclosure Guidance and Transparency Rule 5.6.1.

Unilever PLC’s issued share capital as at 31 October 2021 consisted of 2,629,243,772 ordinary shares of 3 1/9p each. Of those ordinary shares, 54,141,521 were held as treasury shares and 5,312,796 ordinary shares (including ordinary shares represented by Unilever PLC ADSs) were held by or on behalf of companies in the Unilever group (the “Unilever Group Shares”). The voting rights attaching to the Unilever Group Shares are not exercisable. Accordingly, as at 31 October 2021, there were 2,569,789,455 shares with voting rights.

The figure of 2,569,789,455 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Unilever PLC under the UK Financial Conduct Authority’s Disclosure Guidance and Transparency Rules.